VIA EDGAR

Ms. Jan Woo

Mr. Edwin Kim

Mr. Stephen Krikorian

Ms. Laura Veator

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kanzhun Ltd. (CIK No. 0001842827)

Amendment No. 1 to the Registration Statement on Form F-1

Dear Ms. Woo, Mr. Kim, Mr. Krikorian and Ms. Veator:

On behalf of our client, Kanzhun Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 21, 2021 related to the Company’s last confidential submission of the draft registration statement on Form F-1.

Concurrently with the submission of this letter, the Company is filing herewith amendment No. 1 (“Amendment No. 1”) to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

Securities and Exchange Commission

May 25, 2021

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 1.

The Company respectfully advises the staff that the Company plans to make the next filing containing the estimated offering size and price range on or about June 4, 2021 and commence the road show for the offering thereafter. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Acquisition of Paid Enterprise Customers, page 96

1.

Please disclose paid enterprise customers for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 to be consistent with the periods for which revenue and results of operations are presented. Please also ensure your disclosure on page 102 addresses changes in revenue as compared to changes in paid enterprise customers for these periods. To the extent there are differences in the percentage change in paid customers and the percentage change in revenue for these periods please provide explanations and fully explain all other factors that impacted revenue for the period. Please also disclose the number of key accounts for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020.

In response to the Staff’s comment, the Company has revised the disclosure on pages 96, 102 and 103 of Amendment No. 1.

While the Company acknowledges the Staff’s comments regarding the number of key accounts, the Company respectfully advises the Staff that the number of key accounts on a quarterly basis is not the most relevant and meaningful measure to assess the Company’s quarterly performance. This is because the Company’s key accounts generally enter into annual service contracts with the Company with upfront cash payments, and such contracts all have a subscription component that allows the customers certain privileges during the contract period. The Company records the upfront cash payments from such customers as deferred revenue and recognizes the revenue from the subscription component on a straight-line basis over the year under contract. Therefore, if the Company were to present key accounts on a quarterly basis, the results (i) would not reflect the annual nature of the contracts generally signed by the key accounts of the Company, and (ii) may appear higher on an annual basis if investors aggregate quarterly figures in an attempt to derive the Company’s annual number of key accounts, which may be quadruple-counting the Company’s number of key accounts due to the aforementioned revenue recognition model. The Company respectfully advises the Staff that it considers key accounts on a trailing twelve-month basis, as presented on pages 97 and 103 of Amendment No. 1, a more meaningful metric to disclose, as the metric avoids the aforementioned pitfalls, provides clearer insights for investors, and better reflects the metrics the Company’s management uses to evaluate the Company’s business.

Securities and Exchange Commission

May 25, 2021

Seasonality, page 106

2.

You disclose that your revenue growth is typically higher during the fourth quarter of each year; however, it appears that your revenue growth rate for each of the quarters ended December 31, 2019 and December 31, 2020 is less than the revenue growth rate for the preceding quarters in the respective fiscal years. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 36 and 106 of Amendment No. 1 to clarify that it is the Company’s revenue, rather than revenue growth, that is typically higher during the fourth quarter of a given year.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

9. Operating Lease, page F-33

3.

In your response to prior comment 4 you state that your lease expense represents the sum of amortization of your right of use asset and accretion of your operating lease liabilities for the period. As such, this does not appear to represent the sum of the lease payments recognized on a straight line basis over the term of the lease, as required by ASC 842-20-25-6 for operating leases. Tell us if you believe your methodology results in an immaterial difference as compared to the amount that would have been recognized as expense under ASC 842-20-25-6 for each period. Otherwise, please further explain how your lease expense recognition complies with ASC 842-20-25-6 by providing a supplemental calculation demonstrating how your lease expense is determined in accordance with this paragraph.

In response to the Staff’s comment, the Company respectfully advises the Staff that our operating lease expense is calculated per the guidance in ASC 842-20-25-6 That is, a single lease cost is determined by using the sum of the lease payments recognized on a straight-line basis over the lease term.

Securities and Exchange Commission

May 25, 2021

This single lease expense is recorded in operating costs and expenses in the Consolidated Statement of Comprehensive Loss.

Each reporting period the following journal entries are recorded for each lease:

1)	To record the cash lease payment:

Dr.	Lease liability

Cr.	Cash

2)	To record the single lease expense

Dr.	Single lease expense

Cr.	Lease liability (“discount accretion”)

Cr.	Right-of-use asset (“balancing number”)

In the Company’s original response to prior comment 4, when the Company stated that the lease expense represents the sum of both amortization of its right-of-use assets and accretion of its operating lease liabilities, the Company was referring to the credits in journal entry # 2 above. The Company understand how that description could be confusing as those adjustments are related to balance sheet measurement rather than expense recognition.

To further illustrate, the Company’s calculation of operating lease is line with the illustrative example set forth in ASC842-20-55-22 to 26 and ASC842-20-55-29 to 30. Therefore, to further clarify, the Company respectfully uses this example to illustrate the same rational that the Company applies to determine the lease expense.

Per ASC 842-20-55-22 to 25, Lessee enters into a 10-year lease of an asset, with an option to extend for an additional 5 years. Lease payments are $50,000 per year during the initial term and $55,000 per year during the optional period, all payable at the beginning of each year. Lessee incurs initial direct costs of $15,000. At the commencement date, Lessee concludes that it is not reasonably certain to exercise the option to extend the lease and, therefore, determines the lease term to be 10 years. The rate implicit in the lease is not readily determinable. Lessee’s incremental borrowing rate is 5.87 percent, which reflects the fixed rate at which Lessee could borrow a similar amount in the same currency, for the same term, and with similar collateral as in the lease at the commencement date.

Detailed calculation is illustrated as below:

Single lease expense: Total lease payments are US$500,000 plus initial direct costs of US$15,000. Total amount is US$515,000. Therefore, annual lease expense is US$51,500 ($515,000/10 years).

Lease liability and right-of-use asset: After using incremental borrowing rate of 5.87%, initial operating lease liability recorded is US$342,017 and right-of-use assets recorded is US$407,017 after taking into consideration of upfront payment of US$50,000 and initial direct cost of US$15,000.

Securities and Exchange Commission

May 25, 2021

At the end of each year during the 10-year lease term, adjustment of right-of-use assets and operating lease liabilities are illustrated as below:

				Operating lease liabilities			Right-of-use assets (RoU)
Year	Annual cash payment		Annual lease expense	Accretion of operating lease liabilities	Ending balance of operating lease liabilities		Adjustment to RoU	Ending balance of RoU
	a		b	c	d=initial operating lease liabilities +c-a		e=b-c	f= initial RoU-e
Initial recognition					342,017	*		407,017
1	65,000	*	51,500	20,076	362,093		31,424	375,593
2	50,000		51,500	18,320	330,413		33,180	342,413
3	50,000		51,500	16,460	296,873		35,040	307,373
4	50,000		51,500	14,491	261,364		37,009	270,364
5	50,000		51,500	12,407	223,771		39,093	231,271
6	50,000		51,500	10,200	183,971		41,300	189,971
7	50,000		51,500	7,864	141,835		43,636	146,335
8	50,000		51,500	5,391	97,226		46,109	100,226
9	50,000		51,500	2,774	50,000		48,726	51,500
10	50,000		51,500	—	—		51,500	—
Total	515,000		515,000	107,983			407,017

*

Since the first lease payment is made on the lease commencement date, the balance of operating lease liabilities at initial measurement is the present value of the nine remaining lease payments. The payment of US$65,000 (US$51,000 lease payment and US$15,000 initial direct costs) is shown in the table above in year 1 but it did not impact the measurement of the lease liability since it was paid at commencement. It was only shown in the table to illustrate all payments made for this lease example. Therefore, the Company wants to clarify that the change in the lease liability from the initial measurement to the end of year 1 is only the accretion of the lease liability. Starting after year 1, the lease liability is reduced for each cash lease payment and increased for the accretion of the lease liability.

As a result, the carrying amount of operating lease liability is US$362,093 (US$342,017 + US$20,076) initially, and the carrying amount of the right-of-use asset is US$375,593 (US$407,017-US$51,500+US$20,076) which is in line with the result set forth in ASC842-20-55-30.

According to the above calculation, annual lease expense represents the sum of the lease payment which is recognized on a straight-line basis, i.e. US$51,500 per year, over the 10-year lease term.

As disclosed in page F-33 of Amendment No. 1, operating lease cost, RMB 42,508 thousands and RMB 71,706 thousands for the year ended December 31, 2019 and 2020, respectively, by analogy it represents column b above.

The Company’s accounting for operating lease liabilities complies with the above illustration and ASC 842 Operating lease.

Unaudited Interim Condensed Consolidated Financial Statements

Notes to Unaudited Interim Condensed Consolidated Financial Statements

14. Ordinary Shares, page F-94

Securities and Exchange Commission

May 25, 2021

4.

Your disclosure states that you repurchased 1,181,339 Class B ordinary shares from Techwolf Limited at a price of US$ 5.33 and the difference between the purchase price and the fair value of the Class B ordinary shares was recorded as additional paid in capital. Please clarify the fair value of the shares on the repurchase date and how you considered recording this difference as compensation expense. In this regard, we note that Techwolf is 100% owned by Mr. Peng Zhao, your CEO.

In response to the Staff’s comment, the Company respectfully advises the Staff that fair value of an ordinary share in March 2021 (US$6.78) is disclosed on page 115 of Amendment No. 1, which is higher than the repurchase price of US$5.33. Prior to the repurchase transaction, the Company had a receivable from Mr. Peng Zhao. This receivable was fully settled with the Class B ordinary shares repurchase transaction (please see Note 12 — Related Parties Balances and Transactions for disclosure). Instead of paying cash, Mr. Peng Zhao tendered Class B ordinary shares to repay the receivable. Thus, the difference between the carrying value of the receivable and the fair value of Class B ordinary shares tendered by Mr. Peng Zhao was not a compensation charge, rather it is an economic gain on settlement of the receivable. Since Mr. Peng Zhao is an equity holder, the economic gain on this settlement was treated as a capital contribution and recorded as a credit to additional paid in capital in the unaudited interim condensed consolidated financial statements. Further, the Company respectfully advises the Staff that the amount of this additional capital contribution was offset by the cancelation of the Class B ordinary shares which has a larger effect, resulting in negative amount of the “Additional paid-in capital” balance in the Company’s unaudited interim condensed consolidated financial statements.

*        *         *

If you have any questions regarding Amendment No. 1, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Peng Zhao, Chief Executive Officer, KANZHUN LIMITED

Yu Zhang, Chief Financial Officer, KANZHUN LIMITED

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP

Cathy Yeung, Esq., Partner, Latham & Watkins LLP

Allen Wang, Esq., Partner, Latham & Watkins LLP